Exhibit 3.1

AMENDMENTS TO THE

AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

RIGEL RESOURCES ACQUISITION CORP

“RESOLVED, as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a) amending Article 49.7 by deleting the words:

“In the event that the Company does not consummate a Business Combination by August 9, 2024, or such later time as the Members may approve in accordance with the Articles, the Company shall:”; and

replacing them with the words:

“In the event that the Company does not consummate a Business Combination by May 9, 2025 (or such earlier date as determined by the Directors), or such later time as the Members may approve in accordance with the Articles, the Company shall:”; and

(b) amending Article 49.8(a) by deleting the words:

“by August 9, 2024”; and

replacing them with the words:

“by May 9, 2025”.